Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 15 DATED JANUARY 26, 2024

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023, (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to provide an update on 2023 fundraising and deployment of net proceeds, and to describe recent acquisitions of assets.

Update on 2023 Fundraising and Deployment of Net Proceeds

For the year ended December 31, 2023, we raised $409.0 million since breaking escrow in December 2022, bringing total net sales proceeds to $545.5 million as of December 31, 2023. During the year ended December 31, 2023, we deployed approximately $500 million across both commercial real estate equity and debt investments with a significant majority of the capital deployed into real estate loans that are primarily floating rate and senior in the capital structure.

Given our flexible mandate to invest in income-generating opportunities across the capital stack, we currently have a focus on originating commercial real estate loans in a higher interest rate environment, evidenced by the below commitments made in the fourth quarter of 2023. We have also selectively acquired newer vintage, well-leased assets in sectors exhibiting attractive fundamentals and those that we believe will benefit from long-term demand drivers.

Recent Asset Acquisitions

As previously disclosed in our Quarterly Report on Form 10-Q for the three months ended September 30, 2023, on October 27, 2023, we acquired the Hallmark Distribution Center II, a newly constructed, approximately 847,000 square foot industrial distribution facility located in Liberty, MO (Kansas City metropolitan area). The property was acquired from an unaffiliated third party for $65.0 million and is 100% leased to Hallmark Marketing Company and guaranteed by Hallmark Cards, Inc. At closing, we financed the property with $36.0 million of third-party debt. The property was developed as a build-to-suit for Hallmark, delivered to Hallmark in 2023, and is located next door to Hallmark Distribution Center I (which, together with the property, will collectively function as Hallmark’s distribution hub).

On November 7, 2023, we closed on a $26.0 million pari passu interest in a $126.0 million senior mortgage loan as part of a $177.5 million financing package secured by The Bon, a recently developed multifamily property located in the Fenway neighborhood of Boston, MA totaling 451 residential units and 15,785 square feet of commercial space. The property was delivered in December 2022 and features a fitness center, landscaped gardens, and a roof terrace. Affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) acquired the remaining pari passu interests in the senior loan. The mortgage is senior to a B-note of $51.5 million to be provided by a third party.

On November 9, 2023, we closed on a $50.0 million pari passu interest in a $172.7 million floating-rate senior mortgage loan for the acquisition of the GCP Self-Storage Portfolio, a nine-property self-storage portfolio comprising approximately 977,000 total square feet and approximately 9,200 units located in Los Angeles, Philadelphia, Northern California, Washington DC, and the Inland Empire. Affiliates of Apollo acquired the remaining pari passu interests in the senior loan. At loan closing, the sponsor closed on the purchase of two of the properties, with the remainder to be acquired by the sponsor upon construction completion.

On November 17, 2023, we closed on a $25.0 million pari passu interest in a $92.4 million floating-rate first mortgage loan for the construction of Woodview Commons, a multifamily rental community comprising 456 residential units in Ann Arbor, MI. The project will consist of a diverse mix of 1–3-bedroom traditional stacked units, 100 two-story adjoined townhome style units, and 90 single story standalone ranch units. The project will also include 760 parking spaces. Affiliates of Apollo acquired the remaining pari passu interest in the senior loan. The mortgage is senior to a mezzanine loan of $32.0 million to be provided by a third-party.

On December 20, 2023, we closed on a $50.0 million pari passu interest in a $150.0 million senior mortgage loan secured by 116 John Street, a 35-story, 416-unit, 100% market rate multifamily property with 5,858 square feet of ground floor retail located in Downtown Manhattan, New York. The property features a strong amenity package, and 183 of the 416 residential units are master leased to Sonder (NYSE: SOND). Affiliates of Apollo acquired the remaining pari passu interest in the senior loan.

On December 28, 2023, we closed on a $60 million pari passu interest in a $410.0 million senior mortgage loan secured by SF75, a portfolio of 75 multifamily properties located throughout San Francisco, CA. The properties in the portfolio have an average building size of 29 units and are spread across 24 different neighborhoods throughout San Francisco, with the largest concentrations in Nob Hill, Downtown, and Pacific Heights. Affiliates of Apollo acquired the remaining pari passu interest in the senior loan.